Exhibit 99.53

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ACHIEVES ITS BEST EVER 30 DAY INITIAL PRODUCTION RATE OF 940 BOEPD FROM THE BARNES 7-3H WELL

Newbury Park, CALIFORNIA, April 18, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF) is pleased to announce that the Barnes 7-3H well (98.07% working interest) has averaged over 940 Barrels of oil equivalent per day (BOEPD), of which over 740 barrels are oil, for 30 days. The Company also announces that the Barnes 8-4H well (99.8% working interest) has been successfully completed and is now flowing back the stimulation fluids. Both wells are located in the Company’s Tishomingo field in Oklahoma.

Wolf Regener, President and CEO, commented. “I am thrilled that the Barnes 7-3H well continues to perform exceptionally well. This is the highest producing Caney well that we have ever had due to the knowledge we have gained in this field and a great job of execution by our team. To put the performance of this well in perspective, the 30-day proved forecast curve case initial production rate (IP30) utilized by our third-party engineering firm for our reserve report is 388 BOEPD or 41% of what the Barnes 7-3H IP30 rate is. The initial 30-day type curve utilized by the Company’s management assumes a 472 BOEPD IP30 rate, which is half of the Barnes 7-3H IP30 rate. The Glenn 16-2H well, which was previously our best performing Caney well, had a 630 BOEPD IP30 rate, and it is projected to produce 765,000 barrels of oil equivalents (BOEs) based on our third-party engineering firm estimates”.

“The Barnes 8-4H well completion went very well thanks to the performance of our team with 10.3 million pounds of proppant being placed using the same stimulation design as was used on the Barnes 7-3H. The well is now flowing back the stimulation fluids, and we will share production rates with the market over the coming weeks. While the Barnes 8-4H well completion design and execution has been similar to the Barnes 7-3H well, we do not need rates as high as the Barnes 7-3H to make excellent wells. For example, if the Barnes 8-4H well performance matches the type curve utilized by the Company’s management, the well would be projected to generate a 145% Internal Rate of Return at a $100 a barrel oil price.”

We look forward to bringing on the additional new unhedged production at the current $100 a barrel oil price, which would add significant additional cash flow assuming the type curve utilized by the Company’s management is achieved.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The type curve utilized by the Company’s management is the average of the 7 Caney wells that are located in the Corridor (well names can be found on the Company’s Corporate presentation), with lateral lengths normalized to a 4,900 ft lateral length, the other assumptions are the same as in the Company’s December 31, 2021 independent reserves evaluation.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, the expected timing to finish completion operations, the expected timing of stabilized production rates, a projected Internal Rate of Return, $100 a barrel oil price, and the Company bringing on additional new production with unhedged current pricing of over $100 per barrel. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, management’s assumption of a 472 BOEPD IP30 rate for the initial 30-day type curve, $100 a barrel oil price, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.